Contact

www.linkedin.com/in/kthorowitz (LinkedIn)
maculated.substack.com/ (Blog)

Top Skills

Artificial Intelligence (AI)
People Management
Diversity, Equity, Inclusion and Belonging (DEIB)

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

Effective Listening
Six Sigma Green Belt (CSSGB)
Managing Suspicious Encounters
HIPAA101
Build Your Management Second Brain: The AI That Gets Smarter As You Lead

Honors-Awards

Constant Contact All Star
Constant Contact All Star
Competent Leader
Competent Communicator
Advanced Leadership Bronze

Publications

SLO Op Climbing Hosts Its First Competition and Open House
All Out Guide to Great Sporting Events
All Out Guide to Great Sporting Events
Kiss Every Frog You Find
Maculated's Epic Trip Reports

Kristin Tara Horowitz

Better than best practice.
United States

Summary

I build businesses, communities, and systems that are better than best practice. I'd rather grow something than keep it going.I'm the Co-Founder and CEO of The Pad Climbing, a multi-state climbing gym company rethinking access, operations, and what community-first growth looks like. I also co-run All Out Events, producing human-powered adventures that turn shared challenges into stronger communities.My work lives at the intersection of business, workforce realities, public policy, infrastructure, and belonging. I'm interested in a simple but difficult question: How do we create the conditions for people and communities to rise?I believe good leadership is human, clear, and accountable: and that "the way it's always been done" is rarely a compelling strategy.

Experience

The Pad Climbing

Chief Executive Officer
July 2016 - Present (10 years 4 months)
San Luis Obispo, California Area

Turned a scrappy early-to-market nonprofit climbing gym into a multi-location, seven-figure business with national influence—and we're just getting started.

Led The Pad and the industry through 14 months of pandemic closure, cultural shifts, and operational reinvention. Built something that actually works: a replicable model that's profitable and deeply rooted in community.

We're a third space between work and home—a place where people show up, belong, and become who they want to be. We invest in our team with unlimited leave, full insurance, and freedom to live life outside the gym.

We subsidize memberships, create access programs, and center marginalized communities because it's the right thing to do—and it grows our base in ways that matter.

I show up in national forums, industry groups, and leadership spaces not just to talk—but to build something better.

Now? I'm ready to scale this thing. We've got the systems, the vision, and the proof. Let's go bigger—without selling out what makes it work.

All Out Events

21 years 10 months

Owner

2009 - Present (17 years)

San Luis Obispo County, California, United States

I get it done—from the spreadsheets to the stage rigging.

I've run the full stack of business operations across outdoor rec, nonprofit, and event spaces: finance, web, PR (yes, both the glossy and the grassroots), contract wrangling, CX, marketing, brand voice, and systems that scale. I build ops manuals so teams know what to do, and why it matters. I literally wrote the book on event management - check Amazon.

Partnered with organizations like Orangewood Foundation and Navy SEAL Foundation to create real, lasting impact—not just photo ops.

Consult for early-stage outdoor ventures who need to go from "big idea" to fully operational: staffing, policies, risk management, and member experiences that stick.

Produced events that feel personal and pro—from logistics to volunteer flow to grabbing the mic myself if that's what it takes. I'll load the truck, run the registration line, and rig the ropes course—because that's how it gets done.

Also: built actual mountain bike parks and challenge courses that set the bar. I don't just talk about community access and infrastructure—I build it.

Business Consultant

January 2005 - Present (21 years 10 months)

San Luis Obispo, California, United States

We focus on highly motivated individuals seeking professionalism, operational efficiency, and a desire to take ownership of their success. While we offer

limited free advice, we're passionate about empowering clients who are eager to partner with us to put in the work themselves.

We do event production and indoor climbing wall consultation and expert witnessing.

Sponsorship Coordinator/Volunteer Director/Fixer

2006 - 2009 (3 years)

Worked as coordinator with sponsors, traveling to tradeshows and pitching relationships, as well as maintaing them. Gathered and coordinated volunteer placement, safety, and training at events. Served as back up race director when needed for policy and rescue scenarios. Assisted in business management.

Guidepoint

Business Consultant

January 2017 - Present (9 years 10 months)

California Indoor Climbing Coalition

Founder

October 2020 - February 2023 (2 years 5 months)

California, United States

Founded, and led a coalition of over 100 indoor climbing centers with my partner, Alice Kao. We developed the nonprofit to support policy change and consumer confidence through the pandemic and beyond. Retained a lobbyist to speak to high ranking government officials about their response to the pandemic in the context of indoor climbing.

SLO-Op

Executive Director

2004 - 2017 (13 years)

Coexecutive Director, CFO, and manager for a nonprofit (501c7) LLC formed to provide unroped climbing (bouldering) to the community. SLO-Op is the first of its kind in the world and serves as a model for many other small, non-profit climbing outfits. Currently boasts 800 members.

I manage everything from staff and volunteers, to budget, to public relations, and customer service. I also assist in special events production and program development.

I served as executive secretary to the Board that existed from 2009-2012. Board members dropped off when their loans to build the latest incarnation of the gym ended. This fundraising tactic got notice in the bestselling "$100 Startup" book.

Spokes - Resources for Nonprofits
Faculty
April 2014 - 2015 (1 year)
San Luis Obispo, California Area

Teach workshops on volunteer acquisition, management, and reinforcement.

Allan Hancock College
Part Time Faculty
January 2007 - March 2014 (7 years 3 months)

Teach non-transfer and transfer-level community college literature courses with attention paid to all genres (including media) and composition skill refinement; make use of all available and applicable technology (Smart Rooms, multimedia, BlackBoard) and culturally diverse texts; design and innovate constantly evolving coursework using multiple modalities and pedagogical theories.

Education

California Polytechnic State University-San Luis Obispo
MA, English, emphasis on composition and creative writing · (2003 - 2005)

California Polytechnic State University-San Luis Obispo
BA, English, minors in theatre and animal science · (1998 - 2002)